March 10, 2010

Via Edgar and Fax (202-772-9198)

Ms. Staci Shannon, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Neogen Corporation

File Number 000-17988

Form 10-K: For the Fiscal Year Ended May 31, 2009

Form 10-Q: For the Quarterly Periods Ended August 31, 2009 and

November 30, 2009

Definitive Proxy Statement on Schedule 14A

Dear Ms. Shannon:

This letter is provided by Neogen Corporation, a Michigan corporation (the “Company”), in response to the Staff’s comment letter dated February 23, 2010 with respect to the above-referenced filings. We have set forth below each question contained in the Staff’s comment letter, followed by our response.

Form 10-K: For the Fiscal Year Ended May 31, 2008

Item 1. Business

Food Safety Segment, page 5

1.	You disclosed that many of your food safety test kits use immunoassay technology to rapidly detect target substances. Please expand your disclosure to disclose how you acquired this technology. If you are licensing this technology, please file a copy of the agreement and please revise your disclosure to describe the material terms of the agreement, including, but not limited to any payment provisions, range of royalty rated (i.e., low single digit), aggregate milestones, usage restrictions, exclusivity provisions, term and termination provisions.

We intend to revise the language in future filings to include the following as the third paragraph of this section:

“The Company’s kits are generally based on internally developed technology or technology that was acquired in connection with acquisitions. In 2009 Food Safety royalty payments totaled $892,000, including payments of $346,000 for licenses related to the dairy antibiotics product line, and $235,000 for allergen products. Of the remaining amount, payments totaling $144,000 represent amounts related to third party patents that expired during fiscal year 2009. All royalty rates are in the low single digit range. Some licenses involve technology that is exclusive to Neogen’s use while others are nonexclusive and involve technology licensed to multiple licensees.

We do not believe that any of the licensing agreements is material and accordingly we do not propose to file any as an exhibit.

Proprietary Protection and Approvals, page 9

2.	You disclose that you acquired and received more than 50 patents and trademarks, and have several pending patents and trademarks. Please expand your disclosure here to include the number of patents related to each material product and the expiration dates for those patents.

We intend to revise future filings to reorder the paragraphs to better explain the use the Company makes of proprietary protection and include the following table immediately following the second paragraph of this section:

“A summary of patents by product categories follows:

	USA	International	Expiration
Natural Toxins, Allergens & Drug Residues	3	34	2010-2019
Bacterial & General Sanitation	12	3	2012-2026
Dry Culture Media & Other	1	0	2016
Life Sciences & Other	0	2	2024
Vaccine	1	0	2018
Rodenticides & Disinfectants	0	0	n/a
Veterinary Instruments & Other	4	6	2018-2022”

The Company does not expect that the near term expiration of any patent will have a significant effect on future results of operations.”

Government Regulation, page 12

3.	You disclose that a significant portion of your products and revenues are affected by the regulations of various domestic and foreign government agencies, including the U.S. Department of Agriculture, the Environmental Protection Agency, and the U.S. Food and Drug Administration. On page 10, you disclose that you seek validation by the AOAC International and, approvals by the U.S. Federal Grain Inspection Service and the U.S. Food Safety Inspection Service to provide assurances to your customers. Please expand your disclosure to describe the regulations of various domestic and foreign government agencies that have a material effect on your products and revenues and briefly describe the process by which you obtain the validation and/or approval for your assurances to your customers.

We intend to revise future filings for this section to read approximately as follows:

“GOVERNMENT REGULATION

A significant portion of the Neogen’s products and revenues are affected by the regulations of various domestic and foreign government agencies, including the U.S. Department of Agriculture, the Environmental Protection Agency, and the U.S. Food and Drug Administration (FDA). Changes in these regulations could affect revenues and/or costs of production and distribution.

Neogen’s development and manufacturing processes involve the use of certain hazardous material, chemicals and compounds. Management believes that the Company’s safety features for handling and disposing of such commodities comply with the standards prescribed by local, state and federal regulations. The Company’s cost to comply with these regulations is not significant and the Company has no reason to believe that any such future legislation or rules would be materially adverse to its business.

The rodenticides, disinfectants and sanitizers manufactured and distributed by Neogen Corporation are subject to Environmental Protection Agency regulations. In general, any international sale of the product must also comply with similar regulatory requirements in the country of destination. Each country has its own individual regulatory construct with specific requirements (e.g., label in the language of the importing country). To the best of our knowledge pertinent products are in compliance with the appropriate federal and foreign regulations.

Dairy products used in National Conference on Interstate Milk Shipments (NCIMS) milk-monitoring programs are regulated by the FDA. Before products requiring FDA approval can be sold in the U.S., extensive product performance data must be submitted in accordance with an FDA approved protocol administered by AOAC Research Institute

(AOAC RI). Following approval of a product by the FDA, the product must also be approved by NCIMS, an oversight body that includes state, federal and industry representatives. Our BetaStar US dairy antibiotic residue testing product has been approved by the FDA, NCIMS and AOAC RI. While some foreign countries accept AOAC RI approval as part of their regulatory approval process, many countries have separate regulatory processes.

Many of the food safety diagnostic products of allergens, spoilage organisms and mycotoxins do not require direct government approval. However, we have pursued AOAC approval for many of the products to enhance the marketability of the products. Testing products for mycotoxin detection which are used by federal inspectors must be approved by USDA. Neogen Corporation has obtained and retained the necessary approvals to conduct its current operations.

Neogen’s veterinary vaccine products and one pharmaceutical product require government approval to allow for lawful sales. The vaccine products are approved by United States Department of Agriculture, Center for Veterinary Biologics (USDA-CVB) and the pharmaceutical product is approved by the FDA. The products, and the facilities in which they are manufactured, are in a position of good standing with both agencies. The Company has had no warning letters based on any review or inspection; the Company has had no recalls on any of these products; and the Company knows of no reason why its freedom to manufacture and market in the future is in any danger.

Other animal safety and food safety products generally do not require additional registrations or approvals. However, Neogen Corporation’s regulatory staff routinely monitor amendments to current regulatory requirements to ensure compliance.”

Item 9 A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 29

4.	Your disclosure appears to include a definition of disclosure controls and procedures other than the one contained in Exchange Act rule 13a-15(e). Please revise your disclosure to reflect the definition form the Exchange Act. Your disclosure should be revised to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please note that this comment also applies to your Forms 10-Q for the Fiscal Quarters Ended August 31, and November 30, 2009.

We intend to include in future Form 10-K and Form 10-Q filings a description in our Evaluation of Disclosure Controls and Procedures a section consistent with the definition contained in the Exchange Act rule 13a-15(e). The disclosure will clarify that our officers concluded (assuming that such disclosure is truthful) that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive officer and our chief financial officer to allow timely decisions regarding required disclosure.

5.	You disclose there was no change to the Company’s internal control over financial reporting during the year ended May 31, 2009. Please disclose, if true, there was no change in your internal control over financial reporting that occurred during the most recent fiscal quarter (i.e., your fourth fiscal quarter) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph c of Item 308 of Regulation S-K.

We confirm that there was no change in our internal control over financial reporting that occurred during the fourth fiscal quarter that materially affected, or which is reasonably likely to materially affect, our internal control over financial reporting. We intend to include in future Form 10-K filings language which properly reflects this disclosure in conformity with paragraph (c) of Item 308 of Regulation S-K.

Item 13. Certain Relationships, Related Transactions and Director Independence, page 33

6.	Please file a copy of your consulting agreement with Kahn, Soares & Conway.

The agreement with Kahn, Soares & Conway is oral. The organizations have worked under the current understanding (subject only to changes in the amount of the fees) since the early 1990’s. The amount involved is rather insignificant and the arrangement can be cancelled with 30 day notice, making an actual written agreement unnecessary in management’s opinion. To remove all doubt we will describe this relationship as an arrangement in the future.

Signatures, page 35

7.	Please confirm that you will indicate in your next Form 10-K that Richard Current is signing in the capacity of Chief Financial Officer and Principal Accounting Officer.

We intend that future filings will indicate that Richard Current is signing in the capacity of Chief Financial Officer and Principal Accounting Officer.

Exhibits 31.1 and 31.2

8.	Revise your executive certifications to include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to also address your officers’ responsibility for reestablishing and maintaining internal control over financial reporting. Please note this comment also applies to your Forms 10-Q for the Fiscal Quarters Ended August 31, and November 30, 2009.

We intend to include executive certifications in future filings of Form 10-K and Form 10-Q that include the entire introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K to address the certifying officers’ responsibility for reestablishing and maintaining internal control over financial reporting.

Definitive Proxy Statement filed September 1, 2009

Compensation Discussion and Analysis

Annual Bonus, page 15

9.	On page 15 and in your summary Compensation Table on page 19, you disclose your annual cash bonuses related to your performance in the fiscal year ended May 31, 2008. It does not appear that you have disclosed the bonuses earned by your named executive officers in fiscal year ended May 31, 2009. Please provide us with draft disclosure that provides the information required by Item 402(b) and (c) of Regulation S-K for your bonuses earned in the fiscal year ended May 31, 2009.

Amounts payable under Neogen Corporation’s bonus program are earned in the Company’s May 31 fiscal year. The total bonus pool that is expected to be paid is estimated and accrued as of the fiscal year end. The bonus payout for each individual is computed and paid to most employees the following August and September and to NEO’s in the November to January time period. Since bonus payouts for the most current fiscal year have not been finalized and approved as of the time of the preparation and distribution of the proxy statement, we have consistently included bonus payouts in the fiscal year paid as opposed to the fiscal year earned. Based on the modest size and low volatility of payments under the bonus plan, management believes this treatment meets the spirit of the disclosure requirement.

Bonus payouts over the past four years, including the heretofore undisclosed 2009 payments, are as follows:

	2009	2008	2007	2006

James L. Herbert	$155,000	$150,000	$150,000	$150,000

Lon M. Bohannon	90,000	80,000	75,000	70,000

Richard R. Current	35,000	33,000	30,000	30,000

Edward L. Bradley	42,000	40,000	35,000	24,200

Terri A. Morrical	30,000	28,000	24,000	24,000

10.	For the bonuses earned in the fiscal year ended May 31, 2008 you disclose that the annual bonus for your named executive officers is based on total company and/or business performance. Please provide us with draft disclosure of the bonuses earned by your named executive officers in your fiscal year ended May 31, 2009 which discloses each performance goal or objective that was established and communicated to each named executive officer, the achievement of each goal and how the level of achievement affected the actual bonuses paid. If you did not establish and communicate goals or objectives to your named executive officers, please describe the evaluation of the individual performance of the executive officer and how this evaluation affected the actual bonuses paid. To the extent that the objectives are quantified, the discussion should also be quantified.

The following is a draft disclosure of the heretofore undisclosed bonuses earned by our Named Executive Officers in our fiscal year ended May 31, 2009:

“Annual Bonus

Name	Bonus Payment
James L. Herbert	$155,000
Lon M. Bohannon	90,000
Richard R. Current	35,000
Edward L. Bradley	42,000
Terri A. Morrical	30,000

Bonuses for Mr. Herbert, Mr. Bohannon and Mr. Current were determined by the Compensation Committee based on overall performance of the Company and upon the Compensation Committee’s perception of the efforts expended and individual achievements from each of those officers during the fiscal year. The Compensation Committee took into account the recommendations of Mr. Herbert with respect to Mr. Bohannon’s bonus, and took into account the recommendations of Mr. Herbert and Mr. Bohannon with respect to Mr. Current’s bonus. Bonuses for Messrs. Herbert, Bohannon and Current are not based on a formula and are solely within the discretion of the Compensation Committee. Historically bonuses for these three executives have not varied significantly from year to year.

Bonuses for Mr. Bradley and for Ms. Morrical are based upon their achievement of specific divisional and operating goals for revenues, gross margins and expense categories. In addition bonuses for each individual are at risk for up to 50% of the total opportunity in the event that the Company does not meet or substantially meet overall operating targets. In 2009, Mr. Bradley was awarded 93% of his target bonus of $45,000 and Ms. Morrical was awarded 66% of her target bonus of $45,000 based on their achievement of a series of performance goals. In addition, the Compensation Committee determined that the Company substantially met its overall target of $.93 of earnings per share; the actual performance was $.92 per share, which the Compensation Committee determined substantially, met the target, especially in light of the general economic upheaval during the 2009 fiscal year.”

Compensation of Directors, page 23

You disclosed on page 24 that effective August 1, 2007 directors are paid $1000 for each Board meeting attended and $500 for each committee meeting attended. Please revise your table to disclose the amount of fees earned or paid in cash pursuant to Item 402(k) of Regulation S-K.

As requested the Summary Compensation schedule for Directors follows. We intend to include a current version of this table in our Proxy related to our fiscal 2010 year.

“Summary Compensation Table—Directors

Name	Fees Earned or Paid in Cash	Option Awards	All Other Compensation(1)	Total

Robert M. Book	$7,000	$16,073		$23,073

A. Charles Fischer	6,000	24,603		30,603

Gordon E. Guyer Ph.D.	6,000	16,073		22,073

G. Bruce Papesh	5,500	16,073		21,573

Jack C. Parnell	5,000	16,073	$11,250	32,323

Thomas H. Reed	7,500	16,073		23,573

Clayton K. Yeutter Ph.D.	6,500	18,717		25,217

(1)	Consulting retainer paid during year”

Form 10-Q for the Quarterly Period Ended November 30, 2009

Item 2. Management’s Discussion and Analysis

Results of Operations

Revenues, page 12

11.	Please expand your disclosure regarding the increases in total sales. Specifically, where the increases are a result of several factors, quantify the amount to change due to each factor to the extent that the change is material. Refer to FRC Section 501.04. Additionally, where increases in total sales were due to volume and price changes, separately quantify the material increase attributable to unit volume and price increases. Refer to Item 303(a) (3) (iii) of Regulation S-K.

We intend to revise the language in future filings to include (for example) the following underlined information in this section:

“Results of Operations

Executive Overview

Neogen Corporation revenues increased by 13% in the second quarter to $35.3 million and by 13% to $67.6 million for the six-month period ended November 30, 2009 when compared to the prior year. Food Safety sales increased by 20% and 16% in the quarter and in the six-month period ended November 30, 2009, respectively. Animal Safety sales increased by 6% and 9% in the quarter and in the six-month period ended November 30, 2009, respectively. Exclusive of the revenues from the DuPont and IDS acquisitions, overall revenues increased 12% and 11% in the second quarter and year-to-date periods and were almost entirely the result of unit volume increases to customers. Gross margins increased from 51.7% in the November 2008 quarter to 52.5% in the November 2009 quarter and increased from 51.6% to 52.9% on a year-to-date basis. The increase in gross margins was a result of favorable changes in product mix that included an increased percentage of diagnostic product sales. Operating margins increased in the quarter and six-month periods from 18.8% to 20.5% and from 19.2% to 21.0%, respectively. The gains were the result of improved gross margins continuing cost control efforts and the effect of acquisitions.

Below the table:

Food Safety revenues increased 20% in the second quarter and 16% in the first six months of FY-10. These increases were entirely organic and were the result of increased unit volumes with the exception of sales of Drug Residue Detection products, discussed below. Sales of Natural Toxins, Allergen and Drug Residue products increased by 27% in the quarter and by 23% year-to-date in comparison with FY-09.

Mycotoxin second quarter sales growth increased by 26%, as much of the United States had cool and often wet weather conditions during the summer months and fall harvest seasons. Sales of Food Allergen tests continued their recent trend of sales growth with an overall increase of 20%. All allergen test kits, including peanut, milk, egg, gliadin, almond and soy achieved increases ranging from 8% to 80%. Drug residue test kits revenue increased significantly in the second consecutive quarter and year to date periods from a combination of increased unit sales and changes in prices. Specifically sales of Beta Star products to detect antibiotic residues in milk products contributed materially by providing increased unit sales volume of 15% in the quarter and 21% on a year to date basis. Selling price increases contributed by adding 8% in the second fiscal quarter and the six month period. The effect of the increasingly stronger dollar in the second quarter contributed an additional 5% in the quarter but nothing in the six months ended November 2009. Bacteria and General Sanitation product sales declined 2% in the quarter and remained unchanged in the first six months of FY-10. Sales of Soleris capital equipment slowed significantly in the second quarter, as more customers implemented capital expenditure restrictions. Neogen has added a new lease-purchasing financing alternative at the start of the new calendar year. Dehydrated Culture Media and Other product sales increased by 38% and 22% in the quarter and in the six month periods respectively. These sales increases were broad based and continued a trend from the first fiscal quarter.

Animal Safety revenues increased by 6% in the second quarter and 9% in the six months ended November 30, 2009 in comparison with the prior year. Organic increases were 3% and 6% in the three and six month periods, respectively. Life Sciences and Equine Vaccines revenue increased by 8% and 19% in the quarter and six months, respectively. Bolstered by the May 2009 acquisition of IDS, sales for drugs of abuse used in the Forensic market experienced a strong 33% increase in the second quarter. Rodenticide and Disinfectant product sales increased by 22% in the quarter and by 19% on a year-to-date basis. Rodenticide and Disinfectant sales growth included one month of new business to a large food animal integrator, representing an important gain in market share that should also benefit future quarters. Veterinary Instrument and Other product sales decreased by 6% and 2% in the quarter and six months respectively in comparison with prior year. Decreases are primarily due to continued declines in the food animal protein markets. Despite this factor, several of the Company’s portfolio of product lines had modest increases in organic growth in the second quarter.”

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all Company filings. The Company understands that neither the Staff’s comments nor changes the Company makes to its disclosures in response to Staff comments foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (517) 372-9200 x 2263 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

Neogen Corporation

/s/ Richard R. Current
Richard R. Current
Vice President &
Chief Financial Officer